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                                  Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington D.C. 20549


                          Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                     The Securities Exchange Act of 1934


For the Month of                        March 2003
                 --------------------------------------------------------------

                               Agnico-Eagle Mines Limited
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                   (Translation of registrant's name into English)

              145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
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     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

              Form 20-F       X                Form 40-F
                        --------------                    --------------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No       X
                        --------------                    --------------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ---------------

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                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AGNICO-EAGLE MINES LIMITED





Date:     March 31, 2003         By:           Sean Boyd
      ----------------------         -------------------------------------
                                     President and Chief Executive Officer

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[LOGO] ========= N E W S === R E L E A S E ====================================


STOCK SYMBOLS: AEM (NYSE)                FOR FURTHER INFORMATION:
               AGE (TSX)                 SEAN BOYD, PRESIDENT AND CEO
                                         AGNICO-EAGLE MINES LIMITED
                                         (416) 947-1212


               AGNICO-EAGLE'S LARONDE MINE REPORTS ROCK FALL
                   CAUSING TEMPORARY PRODUCTION DEFERRAL;
                           RESERVES ARE UNAFFECTED

Toronto (March 31, 2003) - AGNICO-EAGLE MINES LIMITED today reported a rock fall in two production stopes at its LaRonde gold mine in Quebec. The fall of an estimated 30,000 tons occurred when a pyramid-shaped stoping sequence was routinely being developed in order to distribute and relieve rock stress. The fall occurred this month above Level 215 at 2,150 m (7,050 feet) below surface. There were no injuries and no equipment was damaged. Underground and mill operations have not been interrupted and reserves are unaffected.

A preliminary estimate of the incident's impact on 2003 total gold production is a reduction of up to 20%, due mainly to the necessity to replace higher-grade mining blocks with ore from low-grade areas of the mine. It is estimated that up to 10 large mining blocks on the lower level will have to be mined later than originally planned (please see longitudinal section for more details at HTTP://FILES.NEWSWIRE.CA/3/2030331.PDF). A more definitive estimate of the production and cost impact will be provided with the first quarter's results on April 23, or in any event as soon as it is available.

The fall took place on the eastern edge of the pyramid mining sequence, one of the areas under most stress until the mining sequence is fully established. Once established, the stress is transferred to the sidewalls, similar to an arch in a building.

Remedial steps are in progress. The fallen ore has been extracted and the void is being backfilled with cemented rock fill. Recovery studies have established that the mining method on four blocks needs to be revised to a narrower width to faster establish the pyramid sequence. This narrower mining approach will reduce tons mined from Level 215 until the end of the second quarter. Wider blocks will be mined at a later date in the next sequence. There will be no long-term change to the mining method which has been used at LaRonde since start up in 1988.

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These falls are part of normal mining risk and have occurred on previous occasions at Shaft #1. Production continued then because alternative working areas had been developed and were mined while the original areas were being stabilized. Development on the lower levels at LaRonde is behind schedule, as previously announced. This is due to a mill failure mid 2002 that stopped production of backfill material, and due to excessive summer heat when working conditions at depth reduced development productivity. Consequently, alternative areas in the lower mine levels are not yet sufficiently developed for mining. However, during the first quarter development crews met their accelerated targets.

Tomorrow, April 1, the Company will be presenting at the Prudential Securities Gold Exploration Conference in New York City. The presentation will start at 8:50 am ET and will be webcast at WWW.AGNICO-EAGLE.COM.

On April 24, the Company will host a meeting in Toronto as part of its regular quarterly results conference call. At that time it will provide a technical update. All those interested are invited to attend in person, by telephone or by webcast. The meeting venue will be included in the notice of the conference call.

Previously we announced an investor and analyst visit to LaRonde on May 22. This will provide the ideal setting to understand current mining conditions as well as to see first hand the recently expanded 7,000-ton-per-day operation. Please register your interest with Hazel Winchester at 416-847-3717. Space is limited, though still available.

FORWARD LOOKING STATEMENTS

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of
1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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